Filed by Community Bancorp

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Valley Bancorp

Act Filing No. 000-50950

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:	Edward M. Jamison, President	702.878.0700
	Chief Executive Officer & Chairman of the Board

	Cathy Robinson	702.878.0700
	Executive Vice President, Chief Financial Officer

COMMUNITY BANCORP ANNOUNCES ASSETS OVER $1 BILLION

WITH RECORD EARNINGS IN THE SECOND QUARTER OF 2006

LAS VEGAS, Nev. – (MARKET WIRE)—July 18, 2006—

HIGHLIGHTS OF THE QUARTER

•	Loan growth of 71.3% year-over-year.

•	Deposit growth of 57.4% year-over-year.

•	Quarter net income up 86.3% year-over-year.

•	Quarter diluted earnings per share up 72.4% year-over-year.

•	Announced the signing of a definitive agreement to acquire Valley Bancorp, an in-market Las Vegas-based bank with $407.7 million in assets as of March 31, 2006.

Community Bancorp (NASDAQ: CBON), the bank holding company for Community Bank of Nevada, with $1.0 billion in assets, today announced financial results for the second quarter ended June 30, 2006.

Net income for the second quarter of 2006 increased 86.3% year-over-year to $3.8 million, or $0.50 per fully diluted share, compared with $2.0 million, or $0.29 per fully diluted share, for the same period in 2005, despite a reduction of $0.06 per fully diluted share for the quarter due to the implementation of FASB Statement No. 123R. We recognized $717 thousand in share-based compensation pretax expense for the first half of 2006, of which $642 thousand was recognized in the second quarter of 2006.

Our return on average equity (ROE) and return on average assets (ROA) for the second quarter of 2006 were 13.35% and 1.52%, respectively, compared to 9.99% and 1.32%, respectively, for the second quarter of 2005. For the first half of 2006, ROE and ROA were 12.96% and 1.52%, respectively, compared to 11.03% and 1.44%, respectively, for the first half of 2005.

“We are very encouraged by another strong quarter with 43.3% annualized organic loan growth for the first six months of the year. Over the past two years we have invested in the infrastructure to support our growth. Our investment is paying off as additional scale has led to improved efficiencies, resulting in increased net income and profitability,” said Edward M. Jamison, President, Chief Executive Officer and Chairman of the Board.

“Our year to date progress parallels our strategic plan as we continue to expand our Las Vegas presence and build a platform that can accommodate additional volume from new high growth markets. Year to date, our assets grew $116.8 million, or 26.2% on an annualized basis. In addition to our acquisition of Bank of Commerce in August 2005, and its three branches, as well as the recent announcement of our acquisition of Valley Bank and its five branches, we continue to open de novo branches in attractive locations and plan to open a branch in Centennial Hills in northwest Las Vegas by year end. This will give us 15 branches in our primary market. We welcome the future addition of Valley employees as they will be instrumental in assisting us in our continued growth for the balance of the year and into 2007,” said Mr. Jamison.

Operating Results

During the second quarter of 2006, total interest and dividend income was $19.3 million, compared with $9.7 million in the same quarter of 2005 and $36.0 million for the first half of 2006 compared to $18.4 million for the first half of 2005. The increase in total interest and dividend income was primarily attributed to a 60.2% increase in average earning assets for the second quarter 2006 compared to the same quarter in 2005 and the escalation of the yields on those assets, as well as an increase in our net interest margin to 5.35% from 5.09%.

Total interest expense for the second quarter of 2006 was $6.9 million, compared with $2.3 million for the second quarter of 2005 and $12.3 million for the first half of 2006 compared to $4.5 million for the first half of 2005. The increase in total interest expense resulted from the growth in deposits and increased deposit rates. Also, in the first half of 2006, we increased our Federal Home Loan Bank (FHLB) long term borrowings by $40 million to support our loan growth.

Net interest income for the second quarter of 2006 was $12.4 million, an increase of 68.2% over $7.4 million in the same quarter of 2005 and $23.7 million for the first half of 2006, an increase of 70.3% over $13.9 million for the first half of 2005.

The net interest margin increased to 5.37% for the first half of 2006 compared to 4.79% for the first half of 2005 and 5.35% for the second quarter of 2006 compared to 5.09% for the second quarter of 2005 based on the strong loan growth, the asset sensitivity of the balance sheet and a general rise in interest rates. Net interest margin decreased minimally from 5.39% for the first quarter of 2006, despite two interest rates increases during the second quarter of 2006.

Non-interest income was $530 thousand for the second quarter of 2006, an increase of 26.5% over $419 thousand in the second quarter of 2005 and $1.1 million for the first half of 2006 compared to $795 for the first half of 2005. The increase in non-interest income is primarily due to an increase in overdraft, wire and ATM fees attributed to the increased branch network, partially offset by a decrease in income from bank owned life insurance in the first half of 2006.

Non-interest expense was $6.6 million for the quarter ending June 30, 2006, an increase of 42.2% over $4.6 million for the second quarter ending June 30, 2005 and $12.3 million for the first half of 2006 compared to $8.1 million for the first half of 2005. The increase was primarily attributable to expenses associated with salaries and employee benefits due to the addition of new employees from the acquisition of Bank of Commerce, the opening of the Russell Office and the investment in key personnel. In addition, the expense associated with the implementation of FAS 123R and additional grants of stock options in the second quarter of 2006 impacted earnings before tax by $642 thousand for the second quarter of 2006. Also contributing to the increase were professional fees related to our compliance with Section 404 of Sarbanes-Oxley and other requirements of being a public company. The occupancy expenses associated with operating the expanded branch network also impacted our non-interest expense, which increased 114.0% to $1.6 million in the first half of 2006 from $727 thousand in the first half of 2005. In addition, we recognized $381 thousand in expense in the first half of 2006 due to the amortization of the core deposit intangible associated with our Bank of Commerce merger in August 2005.

Our efficiency ratio improved to 51.1% for the second quarter of 2006 compared to 59.6% for the second quarter of 2005 and 49.6% for the first half of 2006 compared to 54.9% for the first half of 2005 despite increased occupancy and salary costs related to our growth.

Balance Sheet Management

Our gross loans increased 71.3% (43.3% annualized organic growth) to $806.9 million compared to $471.1 million as of June 30, 2005 and increased 21.6%, or $143.5 million, in the first half of 2006 compared to $663.4 million as of December 31, 2005. Construction and land development loans represented the largest increase, with an increase of 114.9% to $442.4 million from $205.9 million as of June 30, 2005. Commercial and industrial loans grew 50.6% to $120.9 million from $80.3 million a year ago. Real estate secured loans represented 84% of total loans at June 30, 2006, compared to 82% of total loans as of June 30, 2005.

Total deposits were $793.4 million at June 30, 2006 (18.9% annualized organic growth), up from $504.1 million at June 30, 2005 and $725.1 million at December 31, 2005. The year over year increase in deposits was attributable primarily to the acquisition of Bank of Commerce and the focus on supplementing core deposits with wholesale funding.

Stockholders’ equity increased by 39.9% to $114.2 million at June 30, 2006, compared to $81.6 million at June 30, 2005 and up by 7.0% from $106.7 million at December 31, 2005. The year over year increase is primarily due to the issuance of stock for the Bank of Commerce acquisition in August 2005 and the increase in net income. Book value per share was $15.46 at June 30, 2006, compared to $12.08 at June 30, 2005 and $14.47 at December 31, 2005.

“We continue to operate with a philosophy that if our market provides jobs and population growth among the highest in the nation, we as management have an obligation to assemble a team of banking professionals that also come with very high expectations. We are most pleased that through the first half of 2006, our earnings and balance sheet growth reflect the satisfaction of these high standards we have established,” said Larry Scott, President of Community Bank of Nevada and Chief Operating Officer.

“The prospect of adding the attractive branch network, balance sheet and very talented employees of Valley Bank in the fourth quarter of 2006, provides us great optimism. As Southern Nevada is forecasted to retain its ranking in economic expansion over the short term, we believe that we are extremely well positioned to increase our percentage of market share,” said Mr. Scott.

Asset Quality and Capital Ratios

As a result of conducting our quarterly allowance for loan losses (“ALLL”) analysis, which considers asset quality, loan growth, changes in loan mix and other qualitative factors, it was determined that a $625 thousand addition to the provision for loan losses was appropriate based on the strong loan growth for the second quarter of 2006 compared to a $91 thousand addition during the second quarter of 2005 and a $982 thousand addition for first quarter of 2006. As of June 2006, our non-performing loans (“NPLs”) increased to $1.7 million compared to $626 thousand as of June 2005, and from $915 thousand at December 31, 2005. The percentage of NPLs to total loans increased to 0.21% at June 30, 2006, compared to 0.13% at June 30, 2005. Additionally, we reported net recoveries of $7 thousand for the three months ended June 30, 2006 compared to net charge-offs of

$179 thousand for the same period in 2005 and net recoveries of $6 thousand for the first half of 2006 compared to net charge-offs of $156 thousand for the first half of 2005.

“The board and senior management recognize that the maintenance of asset quality is fundamental to the sound operation of the bank. We monitor very closely the ability of our borrowers to deal with higher interest rates in the current economic climate, and the impact those rates will ultimately have on overall economic activity. Senior management stresses the importance of maintaining discipline in the underwriting process, and the fruits of such discipline are reflected in the sound asset quality numbers evident in the second quarter. Such numbers, combined with strong capital ratios, robust management oversight of the credit process, and a sensitivity to a fluid economic environment, support the quarter-end ALLL level of 1.21%,” stated Don Bigger, Executive VP, Credit Administrator.

Our capital ratios continue to be above the well-capitalized guidelines established by bank regulatory agencies.

Announced Acquisition

On June 28, 2006, the Company announced the signing of a definitive agreement to acquire Valley Bancorp, a community bank headquartered in Las Vegas, for approximately $137 million in consideration consisting of an aggregate mix of 75% stock and 25% cash, subject to adjustment. The transaction is expected to close during the fourth quarter of 2006.

Business Strategy

Commenting on the outlook and business strategy for the company, Mr. Jamison said, “We are very encouraged by our second quarter results in growth in loans, assets, income and our net interest margin. With the current interest rate environment, the increase in our year over year net interest margin is indicative of our balance sheet sensitivity at this time. We anticipate closing on the Valley Bank transaction in the fourth quarter which should move us forward into 2007. The transaction is expected to be immediately accretive and is expected to be even more favorable as we look at the synergies and savings that may occur. We plan to continue our strategy of pursuing strong organic growth, opening new branch facilities and hiring the best available employees in the market place.”

Mr. Jamison continued, “We anticipate leveraging our capital and improving the efficiency ratio, which will contribute to higher profitability. With strong capital, strong growth, excellent asset quality, talented management and growing profitability, we are excited about the future. Since our initial public offering, we have consistently stated that our plan was to broaden our branch footprint in our home market and look for special synergistic acquisitions in other high growth markets such as Arizona and the “Inland Empire’ in Southern California. The acquisition of Valley Bank will expand our branch footprint in Las Vegas, while adding to the depth of our management team.”

For more information about Community Bank of Nevada, visit our website at www.communitybanknv.com.

About Community Bancorp

Community Bancorp is a bank holding company that was established in 2002. Community Bank of Nevada, the only operating subsidiary of Community Bancorp, is a state chartered bank headquartered in Las Vegas, Nevada that began operations in 1995. We operate nine full service branches in southern Nevada and two loan production offices in Phoenix and San Diego.

Forward-Looking Statements

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, loan production, balance sheet management, the economic condition of the Las Vegas market, net interest margin, loan quality, the ability to control costs and expenses, interest rate changes and financial policies of the United States government, and general economic conditions. Additional information on these and other factors that could affect financial results are included in our Securities and Exchange Commission filings.

When used in this release, the words or phrases such as “will likely result in,” “management expects that,” “will continue,” “is anticipated,” “estimate,” “projected,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Community Bancorp undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting Community Bancorp and PSLRA’s safe harbor provisions.

Securities Law Matters

This News Release may be deemed to be solicitation material in respect to the proposed transaction between Community Bancorp and Valley Bancorp pursuant to an Agreement to Merge and Plan of Reorganization, dated as of June 28, 2006 by and among Community Bancorp and Valley Bancorp. While this News Release relates primarily to the second quarter 2006 financial results of Community Bancorp, because of the pending acquisition of Valley Bancorp, the filing of this News Release is being made in connection with Rules 165, 425 and 14a-12 promulgated by the Securities and Exchange Commission (“SEC”).

In connection with the proposed acquisition of Valley Bancorp, Community Bancorp will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus which will describe the proposed transaction and its proposed terms and conditions. Shareholders of Community Bancorp and Valley Bancorp are encouraged to read the registration material and proxy statement/prospectus before making any voting or investment decisions because these documents will contain important information about the transaction. A definitive joint proxy statement will be sent to the shareholders of Community Bancorp and Valley Bancorp seeking required shareholder approvals of Community Bancorp’s acquisition of Valley Bancorp. A copy of the Agreement was filed with the SEC as an exhibit to Community Bancorp’s 8-K filed June 30, 2006, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available for free when filed, both on SEC’s web-site (www.sec.gov) or by contacting Cathy Robinson, Executive Vice President and Chief Financial Officer, Community Bancorp, 400 South 4th Street, Las Vegas, Nevada 89101. Additionally, all forms filed with the SEC and additional shareholder information are available free of charge on Community Bancorp’s web-site: www.communitybanknv.com. Community Bancorp posts these reports to its web-site as soon as reasonably practicable after filing them with the SEC. None of the information on or hyper-linked from Community Bancorp’s web-site is incorporated into this News Release.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
	(Dollars in thousands, except per share data)
Interest and dividend income:
Loans, including fees	$17,530	$8,369	109.5%	$32,960	$15,724	109.6%
Securities:
Taxable	688	646	6.5%	1,430	1,243	15.0%
Non-Taxable	209	208	0.5%	420	420	0.0%
Federal funds sold	734	410	79.0%	1,000	943	6.0%
Equity securities	60	43	39.5%	107	52	105.8%
Other	42	—	100.0%	42	—	100.0%

Total interest and dividend income	19,263	9,676	99.1%	35,959	18,382	95.6%

Interest expense on:
Deposits	5,543	2,051	170.3%	9,914	3,993	148.3%
Short term borrowings	160	4	3900.0%	323	9	3488.9%
Long term debt	525	—	100.0%	800	—	100.0%
Junior subordinated debt	638	251	154.2%	1,248	480	160.0%

	6,866	2,306	197.7%	12,285	4,482	174.1%

Net interest income	12,397	7,370	68.2%	23,674	13,900	70.3%
Provision for loan losses	625	91	586.8%	1,607	91	1665.9%

Net interest income after provision for loan losses	11,772	7,279	61.7%	22,067	13,809	59.8%

Other income:
Service charges and other income	434	289	50.2%	883	531	66.3%
Income from bank owned life insurance	85	126	-32.5%	126	250	-49.6%
Rental income	35	—	100.0%	73	—	100.0%
Net gain on sales of loans	(24)	4	-700.0%	(24)	14	-271.4%

	530	419	26.5%	1,058	795	33.1%

Other expenses:
Salaries, wages and employee benefits	3,881	2,574	50.8%	6,905	5,062	36.4%
Occupancy, equipment & depreciation	815	367	122.1%	1,556	727	114.0%
Professional fees	277	198	39.9%	635	478	32.8%
Advertising and public relations	337	187	80.2%	491	263	86.7%
Data processing	201	164	22.6%	456	315	44.8%
Core deposit intangible amortization	190	—	100.0%	381	—	100.0%
Stationery and supplies	124	84	47.6%	203	157	29.3%
Telephone and postage	89	54	64.8%	164	104	57.7%
Insurance	84	68	23.5%	164	127	29.1%
Director fees	42	34	23.5%	145	123	17.9%
Loan related	51	44	15.9%	110	76	44.7%
Software maintenance	59	21	181.0%	93	46	102.2%
Stock appreciation rights	24	677	-96.5%	42	349	-88.0%
Foreclosed assets, net	—	6	-100.0%	—	(187)	-100.0%
Other	425	163	160.7%	929	424	119.1%

	6,599	4,641	42.2%	12,274	8,064	52.2%

Income before income taxes	5,703	3,057	86.6%	10,851	6,540	65.9%
Income tax expense	1,940	1,037	87.1%	3,663	2,138	71.3%

Net income	$3,763	$2,020	86.3%	$7,188	$4,402	63.3%

Earnings per share:
Basic	$0.51	$0.30	70.0%	$0.97	$0.65	49.2%
Diluted	$0.50	$0.29	72.4%	$0.96	$0.64	50.0%

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,		December 31, 2005
	2006	2005
	(Dollars in thousands, except share data)
Assets
Cash and due from banks	$27,195	$16,142	$22,221
Federal funds sold	44,611	58,970	64,683

Cash and cash equivalents	71,806	75,112	86,904
Securities available for sale	80,172	83,447	92,777
Securities held to maturity (fair market value approximates $1,378; $1,671 and $1,601)	1,358	1,613	1,566
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	5,028	2,896	2,861
Loans, net of allowance for loan losses of $9,730; $6,068 and $8,117	793,598	462,461	651,574
Premises and equipment, net	14,824	9,825	15,136
Accrued interest receivable	4,384	2,279	3,770
Deferred tax assets, net	1,266	2,557	320
Bank owned life insurance	9,824	9,444	9,698
Goodwill	18,868	—	19,698
Core deposit intangible, net	4,697	—	5,077
Other assets	3,688	1,497	3,327

Total assets	$1,009,513	$651,131	$892,708

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$174,636	$129,231	$196,411
Interest bearing:
Demand	379,534	241,762	337,803
Savings	5,668	5,032	6,592
Time, $100,000 or more	87,290	58,053	74,504
Other time	146,305	69,984	109,778

Total deposits	793,433	504,062	725,088

Short term borrowings	16,000	45,000	16,000
Long term borrowings	43,500	—	3,500
Accrued stock appreciation rights	400	2,763	357
Accrued interest payable and other liabilities	5,925	2,206	4,931
Junior subordinated debt	36,083	15,464	36,083

	101,908	65,433	60,871

Stockholders’ Equity:
Common stock, par value: $0.001; shares authorized: 10,000,000; shares issued: June 2006: 7,421,444; June 2005: 6,789,222 and December 2005: 7,409,087	7	7	7
Additional paid-in capital	72,105	51,295	71,199
Retained earnings	43,951	31,100	36,763
Accumulated other comprehensive (loss) income	(1,606)	(302)	(935)

	114,457	82,100	107,034
Less cost of treasury stock, 34,375 shares	(285)	(285)	(285)
Less notes receivable arising from the exercise of common stock options	—	(179)	—

Total stockholders’ equity	114,172	81,636	106,749

Total liabilities and stockholders’ equity	$1,009,513	$651,131	$892,708

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

(Unaudited)

	2nd Quarter 2006	2nd Quarter 2005	% CHANGE 2Q:06 vs. 2Q:05	1st Half 2006	1st Half 2005	% CHANGE 1H:06 vs. 1H:05
	(Dollars in thousands, except share and percentage data)
Share Data:
Earnings per share—basic	$0.51	$0.30	70.0%	$0.97	$0.65	49.2%
Earnings per share—diluted	0.50	0.29	72.4%	0.96	0.64	50.0%
Book value per share				15.46	12.08	28.0%
Shares outstanding at period end				7,387,069	6,754,847	9.4%
Weighted average shares outstanding—basic	7,385,382	6,752,678	9.4%	7,384,003	6,750,973	9.4%
Weighted average shares outstanding—diluted	7,506,239	6,869,685	9.3%	7,496,809	6,870,482	9.1%
Selected Other Balance Sheet Data:
Average assets	$989,892	$610,331	62.2%	$945,523	$611,533	54.6%
Average earning assets	926,708	578,555	60.2%	881,644	579,868	52.0%
Average stockholders’ equity	112,741	80,883	39.4%	110,952	79,855	38.9%
Gross loans				806,873	471,107	71.3%
Selected Financial Ratios:
Return on average assets	1.52%	1.32%	15.2%	1.52%	1.44%	5.6%
Return on average stockholders’ equity	13.35%	9.99%	33.6%	12.96%	11.03%	17.5%
Net interest margin (1)	5.35%	5.09%	5.1%	5.37%	4.79%	12.1%
Efficiency Ratio (2)	51.05%	59.58%	-14.3%	49.63%	54.88%	-9.6%
Capital Ratios:
Average stockholders’ equity to average assets	11.39%	13.25%	-14.0%	11.73%	13.05%	-10.1%
Leverage Ratio				13.16%	15.88%	-17.1%
Tier 1 Risk-Based Capital ratio				13.95%	17.60%	-20.7%
Total Risk-Based Capital ratio				15.02%	18.70%	-19.7%
Selected Asset Quality Ratios:
Non-performing loans (3)				$1,685	$626	169.2%
Non-performing assets (4)				1,685	626	169.2%
Non-performing loans to total loans				0.21%	0.13%	61.5%
Non-performing assets to total assets				0.17%	0.10%	70.0%
Allowance for loan losses to total loans				1.21%	1.29%	-6.2%
Allowance for loan losses to non-performing loans				577.5%	969.3%	-40.4%
Allowance for loan losses to non-performing assets				577.5%	969.3%	-40.4%
Net charge-offs (recoveries) to average loans	0.00%	0.04%	-100.0%	0.00%	0.04%	-100.0%

(1)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(2)	Efficiency ratio represents non-interest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income.

(3)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.

(4)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrual status plus other real estate owned.

CONSOLIDATED AVERAGE BALANCES

(Unaudited)

	Three months ended June 30,
	2006			2005
	Average Balance	Interest Income or Expense	Average Yield or Cost (7)	Average Balance	Interest Income or Expense	Average Yield or Cost (7)
	(Dollars in thousands, except percentage data)
Assets
Interest-earning assets:
Loans (1)(2)(3)	$770,993	$17,530	9.09%	$430,874	$8,369	7.77%
Investment securities—taxable	64,454	688	4.27%	66,686	646	3.87%
Investment securities—non-taxable (3)	22,289	209	3.75%	22,364	208	3.72%
Federal funds sold	61,189	734	4.80%	56,162	410	2.92%
Other investments (4)	7,783	102	5.24%	2,469	43	6.97%

Total interest-earning assets	926,708	19,263	8.31%	578,555	9,676	6.69%
Non-earning assets:
Cash and due from banks	19,272			15,810
Unearned loan fees	(3,791)			(2,347)
Allowance for loan losses	(9,232)			(6,010)
Goodwill & intangible	23,660			—
Other assets	33,275			24,323

Total assets	$989,892			$610,331

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits:
Interest-bearing demand	$47,588	$258	2.17%	$21,749	$47	0.86%
Money market	314,384	2,883	3.67%	225,187	1,214	2.16%
Savings	6,067	11	0.73%	5,737	7	0.49%
Time certificates of deposit	227,176	2,391	4.21%	119,591	783	2.62%

Total interest-bearing deposits	595,215	5,543	3.73%	372,264	2,051	2.20%
Short-term borrowings	16,000	160	4.00%	495	4	3.23%
Long-term debt	43,500	525	4.83%	—	—	—
Junior subordinated debt	36,083	638	7.07%	15,464	251	6.49%

Total interest-bearing liabilities	690,798	6,866	3.98%	388,223	2,306	2.38%
Non-interest-bearing liabilities:
Demand deposits	178,607			136,585
Other liabilities	7,746			4,640

Total liabilities	877,151			529,448
Stockholders’ equity	112,741			80,883

Total liabilities and stockholders’ equity	$989,892			$610,331

Net interest income		$12,397			$7,370

Net interest spread (5)			4.33%			4.31%
Net interest margin (6)			5.35%			5.09%

(1)	Includes average non-accrual loans of $1.3 million in second quarter 2006 and $626 thousand in second quarter 2005.

(2)	Net loan fees of $1.4 million and $1.1 million are included in the yield computations for the second quarter of 2006 and 2005, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

(7)	Annualized.

CONSOLIDATED AVERAGE BALANCES

(Unaudited)

	Six months ended June 30,
	2006			2005
	Average Balance	Interest Income or Expense	Average Yield or Cost (7)	Average Balance	Interest Income or Expense	Average Yield or Cost (7)
	(Dollars in thousands, except percentage data)
Assets
Interest-earning assets:
Loans (1)(2)(3)	$743,810	$32,960	8.86%	$418,144	$15,724	7.52%
Investment securities—taxable	66,919	1,430	4.27%	65,338	1,243	3.80%
Investment securities—non-taxable (3)	22,456	420	3.74%	22,429	420	3.75%
Federal funds sold	42,734	1,000	4.68%	71,598	943	2.63%
Other investments (4)	5,725	149	5.21%	2,359	52	4.41%

Total interest-earning assets	881,644	35,959	8.16%	579,868	18,382	6.34%
Non-earning assets:
Cash and due from banks	19,908			15,644
Unearned loan fees	(3,853)			(2,216)
Allowance for loan losses	(8,874)			(6,068)
Goodwill & intangible	23,925			0
Other assets	32,773			24,305

Total assets	$945,523			$611,533

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits:
Interest-bearing demand	$45,345	$489	2.16%	$21,721	$93	0.86%
Money market	300,266	5,120	3.41%	229,020	2,369	2.07%
Savings	6,603	24	0.73%	5,666	14	0.49%
Time certificates of deposit	210,318	4,281	4.07%	120,531	1,517	2.52%

Total interest-bearing deposits	562,532	9,914	3.52%	376,938	3,993	2.12%
Short-term borrowings	16,181	323	3.99%	334	9	5.39%
Long-term debt	33,831	800	4.73%	—	—	—
Junior subordinated debt	36,083	1,248	6.92%	15,464	480	6.21%

Total interest-bearing liabilities	648,627	12,285	3.79%	392,736	4,482	2.28%
Non-interest-bearing liabilities:
Demand deposits	179,533			134,606
Other liabilities	6,411			4,336

Total liabilities	834,571			531,678
Stockholders’ equity	110,952			79,855

Total liabilities and stockholders’ equity	$945,523			$611,533

Net interest income		$23,674			$13,900

Net interest spread (5)			4.37%			4.06%
Net interest margin (6)			5.37%			4.79%

(1)	Includes average non-accrual loans of $951 thousand in the first half of 2006 and $779 thousand in the first half of 2005.

(2)	Net loan fees of $2.5 million and $1.9 million are included in the yield computations for the first half of 2006 and 2005, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock and interest bearing due from banks.

(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

(7)	Annualized.